Via Facsimile and U.S. Mail
Mail Stop 4720

May 25, 2010

Mr. Jitendra N. Doshi
Chief Executive Officer
Caraco Pharmaceuticals Laboratories, Ltd.
1150 Elijah McCoy Drive
Detroit, Michigan 48202

Re: Caraco Pharmaceuticals Laboratories, Ltd.
**   Form 10-K for the Fiscal Year Ended March 31, 2009**
**   Form 10-Q for the Quarterly Period Ending September 30, 2009**
**   Definitive Proxy Statement on Schedule 14A Filed July 29, 2009**
**   File No. 001-31773**

Dear Mr. Doshi:

        We have completed our review of your 10-K and the above referenced filings and have no further comments at this time.

                                    Sincerely,

                                    Gus Rodriguez
                                    Branch Chief